

January 12, 2006

Via Facsimile (415) 281-1350 and U.S. Mail

David Michaels, Esq.
Fenwick & West LLP
275 Battery Street
San Francisco, CA 94111

> Re: **Neoforma, Inc.**
> **Preliminary Proxy Materials filed on November 10, 2005, as amended**
> **File No. 0-28715**
>
> **Schedule 13E-3 filed on November 10, 2005 , as amended**
> **by Global Healthcare Exchange, LLC** *et al*
> **File No. 5-58839**

Dear Mr. Michaels:

We have reviewed your filings and have the following comments.

Reasons for the Merger, page 25

1. We reissue prior comment 14. Your response does appear to address how the factors listed impacted the board's fairness determination.

2. We note your response to prior comment 15. Please expand your disclosure to explain in greater detail why liquidation value would be less than going concern value. To the extent known, quantify the liquidation value.

3. We note your statement on page 32 that the board and the special committee "adopted Merill Lynch's analyses and conclusions with respect to its methodologies." Please clarify what is meant by "methodologies."

Comparable Companies Analysis, page 39

4. We note your response to prior comment 39. Please expand your disclosure to explain why the companies within the same industry group were deemed comparable to Neoforma.

Certain effects of the Merger, page 45

5.   We note your response to prior comment 34. Expand your disclosure to describe the effects of the transaction on each affiliate's interest in the net book value and net earnings of in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Closing Comments

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Direct any questions to me at (202) 551-3345.

                                Sincerely,

                                Michael Pressman
                                Office of Mergers and Acquisitions